UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) October 24, 2022

Impac Mortgage Holdings, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland

(State or Other Jurisdiction of Incorporation)

1-14100	33-0675505
(Commission File Number)	(IRS Employer Identification No.)

19500 Jamboree Road, Irvine, California	92612
(Address of Principal Executive Offices)	(Zip Code)

(949) 475-3600

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, $0.01 par value	IMH	NYSE American
Preferred Stock Purchase Rights	IMH	NYSE American

Item 1.01 Entry into a Material Definitive Agreement.

On October 25, 2022, Impac Mortgage Holdings, Inc. (the “Company,” “we,” “us,” or the like hereunder) entered into a Warrant Agreement (the “Warrant Agreement”) with American Stock Transfer & Trust Company (“AST”), in connection with the Company’s previously announced offers to each holder of the Company’s 9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), and each holder of the Company’s 9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock” and together with the Series B Preferred Stock, the “Preferred Stock”), to exchange all outstanding shares of Preferred Stock for certain stock and warrant consideration (each, an “Exchange Offer” and together, the “Exchange Offers”).

In connection with the Exchange Offer for the Series C Preferred Stock, for each share of Series C Preferred Stock validly tendered and not validly withdrawn, the Company will issue, in addition to certain common and preferred stock consideration, 1.5 warrants (the “Warrants”) to acquire an equal number of shares of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), at an exercise price of $5.00 per share. No fractional Warrants will be issued to the holders of Series C Preferred Stock. If a holder of Series C Preferred Stock is otherwise entitled to receive a fractional Warrant, the Company will round down to the nearest whole number of Warrants to be issued to a holder of Series C Preferred Stock. The Warrants will become exercisable commencing on October 26, 2025 which is three (3) years from the date of closing of the Exchange Offer for our Series C Preferred Stock. The Warrants will expire on October 26, 2032 at 5:00 p.m., New York City time.

Pursuant to the Warrant Agreement, AST has agreed to act as the Company’s warrant agent with respect to the Warrants and the Warrant Shares.

The foregoing descriptions of the Warrant Agreement and the Warrants do not purport to be complete and are subject to, and qualified by, the full text of such agreements, copies of which are filed as Exhibit 4.1 and Exhibit 4.2, respectively, and incorporated by reference herein.

Item 3.03 Material Modification to Rights of Security Holders.

The Company’s Series B Preferred Stock was previously issued pursuant to the terms of Articles Supplementary (the “Series B Articles Supplementary”) establishing the Series B Preferred Stock with the State Department of Assessments and Taxation of Maryland (the “SDAT”) which formed a part of the Company’s charter (as amended and as currently in effect, the “Charter”).

The Company’s Series C Preferred Stock was previously issued pursuant to the terms of Articles Supplementary (the “Series C Articles Supplementary”) establishing the Company’s Series C Preferred Stock with the SDAT which formed a part of the Charter and which were previously amended by Articles of Amendment (the “Amended Articles”) amending and restating the terms of the Series C Preferred Stock.

On October 24, 2022, in connection with the Exchange Offers, the Company filed with the SDAT Articles of Amendment amending certain provisions of the Company’s Series B Articles Supplementary (the “Series B Charter Amendment”) for the Series B Preferred Stock and Articles of Amendment amending certain provisions of the Company’s Series C Articles Supplementary for the Company’s Series C Preferred Stock (the “Series C Charter Amendment,” and together with the Series B Charter Amendment, the “Charter Amendments”). The material terms of the Charter Amendments are described below:

Effect on Outstanding Preferred Stock

The Charter Amendments provide that, upon the repurchase of any shares of Preferred Stock tendered pursuant to the Exchange Offers, we will have no obligation to pay or make allowance for, and will not make any other payment or allowance for, the liquidation preference of, or any accrued and unpaid dividends on, any shares of Preferred Stock which are not repurchased in the Exchange Offers (whether or not such dividends have accumulated and whether or not such dividends accrued before or after the Amendment Effective Date (as defined below)).

Special Redemption Right

The Charter Amendments further provide that, (1) the Series B Preferred Stock will become redeemable for (a) thirty (30) shares of the Company’s 8.25% Series D Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “New Preferred Stock”), and (b) 13.33 shares of Common Stock, subject to adjustment to prevent the issuance of any fractional shares (collectively, the “Series B Remainder Consideration”), and (2) the Series C Preferred Stock will become redeemable for (x) one (1) share of New Preferred Stock, (y) 1.25 shares of Common Stock, and (z) 1.5 warrants to purchase an equal number of shares of Common Stock, subject to adjustment to prevent the issuance of any fractional shares or warrants (collectively, the “Series C Remainder Consideration,” and together with the Series B Remainder Consideration, the “Preferred Stock Remainder Consideration”). Any such redemption is referred to herein as the “Special Redemption.” The Special Redemption right may be exercised by the Company until October 24, 2024, the date that is two (2) years after the date(s) on which the Series B Charter Amendment and the Series C Charter Amendment, as applicable, were accepted for filing by the SDAT (such acceptance date(s), the “Amendment Effective Dates”). If the Company has not exercised its Special Redemption right to redeem the Series B Preferred Stock or Series C Preferred Stock by the date that is sixty-five (65) days after the applicable Amendment Effective Date, each Charter Amendment provides that, upon request of any holder of Series B Preferred Stock or Series C Preferred Stock, as applicable, within two (2) years after the applicable Amendment Effective Date, the Company shall redeem all outstanding shares of Series B Preferred Stock or Series C Preferred Stock, as applicable, for the applicable Preferred Stock Remainder Consideration, on the date fixed by the Company within ninety (90) days of such request, subject to any delay required by the Company to comply with applicable Maryland law relating to limitations on payment of the Preferred Stock Remainder Consideration. If any shares of Series B Preferred Stock or Series C Preferred Stock (not otherwise participating in the Exchange Offers) have still not been redeemed by the second (2nd) anniversary of the applicable Amendment Effective Date, such shares will remain outstanding with all of their current rights, preferences and privileges.

The Charter Amendments provide that the Company’s right and obligation to effect the Special Redemption is without regard to or compliance with any other provisions set forth in the Series B Articles Supplementary, with regard to the Series B Preferred Stock, or the Amended Articles, with regard to the Series C Preferred Stock, including provisions relating to dividends and redemption.

If notice of Special Redemption has been given by the Company and if the applicable Preferred Stock Remainder Consideration has been set aside by the Company for the benefit of the holders of Series B Preferred Stock and/or Series C Preferred Stock, as the case may be, then from and after the date of such redemption, the shares of Series B Preferred Stock or Series C Preferred Stock will no longer be deemed to be outstanding, dividends will cease to accrue on such shares, and all rights of the holders thereof will terminate except for the right to receive the applicable Preferred Stock Remainder Consideration. We will have no obligation to pay or make allowance for, and will not make any other payment or allowance for, the liquidation preference of, or any accrued and unpaid dividends on, any shares of Preferred Stock which are redeemed pursuant to the Special Redemption right (whether or not such dividends have accumulated and whether or not such dividends accrued before or after the Amendment Effective Date).

If the Company elects to effect the Special Redemption or is required to effect the Special Redemption, with regard to either Series B Preferred Stock or Series C Preferred Stock, the Company will deposit the required Series B Remainder Consideration or Series C Remainder Consideration, as applicable, with a bank or trust company for the purpose of redeeming Series B Preferred Stock or Series C Preferred Stock, as applicable, which deposit will be irrevocable except that (a) the Company will be entitled to receive from such bank or trust company the interest or other earnings, if any, earned on any amounts so deposited in trust, and the holders of any shares redeemed shall have no claim to such interest or other earnings, and (b) any balance of funds and any other Series B Remainder Consideration or Series C Remainder Consideration, as applicable, so deposited by the Company and unclaimed by the holders of the Series B Preferred Stock or Series C Preferred Stock, as applicable, entitled thereto at the expiration of two (2) years from the applicable redemption date shall be repaid, together with any interest or other earnings thereon, to the Company, and after any such repayment, the holders of the shares entitled to the funds and any other Series B Remainder Consideration or Series C Remainder Consideration, as applicable, so repaid to the Company shall look only to the Company for payment without interest or other earnings.

The descriptions of the Series B Preferred Stock and the Series C Preferred Stock in this report do not purport to be complete and are qualified in their entirety by reference to the full text of the Series B Charter Amendment and the Series C Charter Amendment, respectively, which are filed as Exhibit 3.1 and Exhibit 3.2 hereto, and are incorporated herein by reference.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws.

Series B Preferred Stock & Series C Preferred Stock

On October 24, 2022, the Company filed the Series B Charter Amendment and the Series C Charter Amendment amending certain terms of the Series B Articles Supplementary and Series C Articles Supplementary, as amended by the Amended Articles. The information about the Charter Amendments contained under Item 3.03 of this report, including the summary description of changes to the rights and preferences of the Series B Preferred Stock and the Series C Preferred Stock, is incorporated into this Item 5.03 by reference.

The description of the Charter Amendments contained in this Item 5.03 is qualified in its entirety by reference to the full text of the Series B Charter Amendment and the Series C Charter Amendment, which are filed as Exhibit 3.1 and Exhibit 3.2 hereto, respectively, and are incorporated herein by reference.

New Preferred Stock

On October 24, 2022, the Company filed the Articles Supplementary (the “Series D Articles Supplementary”) with the SDAT for the purpose of establishing the terms of the New Preferred Stock and classifying and designating 35,000,000 shares of authorized, but unissued, Common Stock as New Preferred Stock.

The following is a summary of the principal terms of the New Preferred Stock:

Ranking

The New Preferred Stock will rank, with respect to dividend rights and rights upon liquidation, dissolution or our winding up:

•	senior to all classes or series of our common stock, our Series A-1 Preferred Stock, our Series B Preferred Stock, our Series C Preferred Stock and any other class or series of our capital stock expressly designated as ranking junior to the New Preferred Stock;

•	on parity with any future class or series of our capital stock expressly designated as ranking on parity with the New Preferred Stock; and

•	junior to any other class or series of our capital stock expressly designated as ranking senior to the New Preferred Stock, none of which exists on the date hereof.

The New Preferred Stock will also rank junior in right of payment to our existing and future debt obligations.

Dividends

Holders of shares of New Preferred Stock will be entitled to receive, when, as and if authorized by our Board and declared by us, preferential cumulative cash dividends at the rate of 8.25% per annum of the $0.10 liquidation preference per share of the New Preferred Stock (equivalent to a fixed annual amount of $.00825 per share of the New Preferred Stock).

Dividends on the New Preferred Stock will accrue and be cumulative from and including the date of original issue, or if later, the most recent dividend payment date on which dividends have been paid in full, and will be payable to holders annually in arrears on or about the 31 day of December of each year, beginning on December 31, 2022.

Dividends will be payable to holders of record as they appear in our stock records at the close of business on the applicable record date, which shall be the date designated by our Board as the record date for the payment of dividends that is not more than ninety (90) and not fewer than ten (10) days prior to the scheduled dividend payment date.

Dividends on the New Preferred Stock will accrue whether or not:

•	we have earnings;

•	there are funds legally available for the payment of those dividends; or

•	those dividends are authorized or declared.

No dividends on the New Preferred Stock will be authorized by the Board, declared, paid or set apart for payment at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such authorization, declaration, payment or setting apart shall be restricted or prohibited by law.

Except as described in the next two paragraphs, and except as described below with respect to the repurchase or redemption of shares of our Series B Preferred Stock and Series C Preferred Stock in the Exchange Offers or upon the Special Redemption of such shares, unless full cumulative dividends on the New Preferred Stock shall have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof in cash is set apart for payment, we will not:

•	declare and pay or declare and set apart for payment of dividends, and we will not declare and make any other distribution of cash or other property, directly or indirectly, on or with respect to any shares of our common stock or shares of any other class or series of our capital stock ranking, as to dividends, on parity with or junior to the New Preferred Stock, for any period; or

•	redeem, purchase or otherwise acquire for any consideration, or make any other distribution of cash or other property, directly or indirectly, on or with respect to, or pay or make available any monies for a sinking fund for the redemption of, any common stock or shares of any other class or series of our capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, on parity with or junior to the New Preferred Stock.

The foregoing sentence, however, will not prohibit:

•	dividends payable solely in capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, junior to the New Preferred Stock;

•	the conversion into or exchange for other shares of any class or series of capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, junior to the New Preferred Stock; or

•	our purchase of shares of any other class or series of capital stock ranking on parity with the New Preferred Stock as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of New Preferred Stock.

When we do not pay dividends in full (and do not set apart a sum sufficient to pay them in full) on the New Preferred Stock and the shares of any other class or series of capital stock ranking, as to dividends, on parity with the New Preferred Stock, we will declare any dividends upon the New Preferred Stock and each such other class or series of capital stock ranking, as to dividends, on parity with the New Preferred Stock pro rata, so that the amount of dividends declared per share of New Preferred Stock and such other class or series of capital stock will in all cases bear to each other the same ratio that accrued dividends per share on the New Preferred Stock and such other class or series of capital stock (which will not include any accrual in respect of unpaid dividends on such other class or series of capital stock for prior dividend periods if such other class or series of capital stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the New Preferred Stock which may be in arrears.

Holders of shares of New Preferred Stock are not entitled to any dividend, whether payable in cash, property or shares of capital stock, in excess of full cumulative dividends on the New Preferred Stock as described above. Any dividend payment made on the New Preferred Stock will first be credited against the earliest accrued but unpaid dividends due with respect to those shares which remain payable. Accrued but unpaid dividends on the New Preferred Stock will accumulate as of the dividend payment date on which they first become payable.

We do not intend to declare dividends on the New Preferred Stock, or pay or set apart for payment dividends on the New Preferred Stock, if the terms of any of our agreements, including any agreements relating to our indebtedness, prohibit such a declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach of or default under such an agreement. Likewise, no dividends will be authorized by our Board and declared by us or paid or set apart for payment if such authorization, declaration, payment or setting apart for payment is restricted or prohibited by law.

We will have the right and obligation to repurchase our outstanding shares of Series B Preferred Stock and Series C Preferred Stock in the Exchange Offers, and the right and obligation to redeem any outstanding shares of Series B Preferred Stock and Series C Preferred Stock that remain outstanding after the Exchange Offers, pursuant to the Special Redemption right, without regard to or compliance with any term of the New Preferred Stock. In connection with the repurchase or redemption of outstanding shares of Series B Preferred Stock or Series C Preferred Stock in the Exchange Offers or upon the subsequent Special Redemption of such shares, we will have no obligation to pay or make allowance for, and will make no payment or allowance for, accrued and unpaid dividends on any New Preferred Stock outstanding (whether or not such dividends have accumulated).

Liquidation Preference

Upon our liquidation, dissolution or winding up, before any distribution or payment may be made to holders of shares of our common stock, or any other class or series of our capital stock ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, junior to the New Preferred Stock, holders of shares of New Preferred Stock will be entitled to be paid out of our assets legally available for distribution to our stockholders, after payment of or provision for our debts and other liabilities, a liquidation preference of $0.10 per share of New Preferred Stock, plus an amount equal to any accrued and unpaid dividends (whether or not authorized or declared) to but not including the date of payment, but without interest. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of New Preferred Stock and the corresponding amounts payable on all shares of each other class or series of capital stock ranking, as to rights upon our liquidation, dissolution or winding up, on parity with the New Preferred Stock in the distribution of assets, then holders of shares of New Preferred Stock and each such other class or series of capital stock ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up, on parity with the New Preferred Stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Holders of shares of New Preferred Stock will be entitled to written notice of any distribution in connection with any voluntary or involuntary liquidation, dissolution or winding up of our affairs not less than ten (10) days and not more than sixty (60) days before the distribution payment date. After payment of the full amount of the liquidating distributions to which they are entitled, holders of shares of New Preferred Stock will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation, trust or other entity, or the voluntary sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up of our affairs.

Redemption

We will have the right and obligation to redeem all outstanding shares of New Preferred Stock, in whole, but not in part, for cash, at a redemption price of $0.10 per share, plus any accrued and unpaid dividends (whether or not declared) on such shares of New Preferred Stock to, but not including, the redemption date (other than any dividend with a dividend record date before the applicable redemption date and a dividend payment date after the applicable redemption date, which shall be paid on the dividend payment date notwithstanding prior redemption of such shares), on:

•	the sixtieth (60th) day, or such earlier date we may fix, after the date of our public announcement of annual or quarterly financial statements that indicate that payment of the redemption price would not cause us to violate the restrictions on payment of distributions to stockholders under section 2-311 of the Maryland General Corporation Law (the “MGCL”) unless, prior to such redemption date, the Board determines in good faith that the payment of the redemption price for the New Preferred Stock and for any stock ranking on parity with the New Preferred Stock with respect to redemption and which have become redeemable as of the applicable redemption date would cause us to violate the Cash Consideration Restrictions (as defined below); or

•	any date we fix not more than sixty (60) days after any determination by the Board in good faith that our payment of the redemption price for the New Preferred Stock and any stock ranking on parity with the New Preferred Stock with respect to redemption rights that have become redeemable as of such redemption date would not cause us to violate the Cash Consideration Restrictions.

A violation of the “Cash Consideration Restrictions” will occur if the occurrence of an action would cause (i) us to violate the restrictions on payment of distributions to stockholders under section 2-311 of the MGCL (ii) any material breach of or default under the terms and conditions of any obligation of the Company, including any agreement relating to its indebtedness, or (iii) us to violate any restriction or prohibition of any law rule or regulation applicable to the Company or of any order, judgment or decree of any court or administrative agency.

The Board, or a duly-authorized committee thereof, must, within thirty (30) days after the public announcement of each of our annual or quarterly financial statements of the Company, and within ten (10) days after the issuance by the Company of any capital stock in exchange for cash or other consideration (other than in connection with any stock dividend or stock split or pursuant to any equity incentive plan we maintain), evaluate, in good faith, whether the redemption of the New Preferred Stock and any stock ranking on parity with the New Preferred Stock with respect to redemption rights would be permitted in light of the Cash Consideration Restrictions.

Unless full cumulative dividends on all outstanding shares of New Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart, we may not purchase or otherwise acquire directly or indirectly for any consideration, nor may any monies be paid to or be made available for a sinking fund for the redemption of, any shares of New Preferred Stock (except by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for shares of, stock ranking junior to the New Preferred Stock with respect to redemption rights); except that the foregoing will not prevent the purchase or acquisition of shares of New Preferred Stock pursuant to a purchase or exchange offer made on the same terms to all holders of New Preferred Stock.

Notice of redemption must be mailed, postage prepaid, not less than ten (10) nor more than sixty (60) days prior to the redemption date, addressed to the respective holders of record of the New Preferred Stock to be redeemed at their respective addresses as they appear on our stock transfer records as maintained by American Stock Transfer & Trust Company, the Company’s transfer agent, substantially in accordance with the applicable procedures of the Depository Trust Company (“DTC”). No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of any shares of New Preferred Stock except as to the holder to whom notice was defective or not given. Any notice of redemption may, at our discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a securities offering or other corporate transaction. Holders of New Preferred Stock to be redeemed must comply with the applicable procedures of DTC in connection with surrendering their shares for payment of the redemption price. We may delay the closing of any redemption of New Preferred Stock if we would be prohibited from paying the redemption price under section 2-311 of the MGCL until such time determined in good faith by the Board that we would be permitted to pay such redemption price.

All shares of New Preferred Stock that we redeem or repurchase will return to the status of authorized but unissued shares of Common Stock, without designation as to series or class.

Subject to applicable law and the limitation on purchases when dividends on the New Preferred Stock are in arrears, we may, at any time and from time to time, purchase New Preferred Stock in the open market, by tender or by private agreement.

Future debt instruments may prohibit us, from redeeming or otherwise repurchasing any shares of our capital stock, including the New Preferred Stock, except in limited circumstances.

Conversion Rights

The New Preferred Stock is not convertible into or exchangeable for any other securities or property.

No Maturity or Sinking Fund

The New Preferred Stock has no maturity date. Accordingly, the New Preferred Stock will remain outstanding indefinitely until we are required to redeem the New Preferred Stock on the terms set forth above. The New Preferred Stock is not subject to any sinking fund.

Limited Voting Rights

Holders of shares of the New Preferred Stock generally do not have any voting rights, except as set forth below.

So long as any shares of New Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds (2/3rds) of the outstanding shares of New Preferred Stock and each other class or series of preferred stock ranking on parity with New Preferred Stock with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up and upon which like voting rights have been conferred (voting together as a single class):

•	authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of capital stock ranking senior to or on parity with the New Preferred Stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or reclassify any of our authorized capital stock into such capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase such capital stock; or

•	amend, alter or repeal the provisions of our Charter, including the terms of the New Preferred Stock, whether by merger, consolidation, conversion or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the New Preferred Stock, except that if the New Preferred Stock remains outstanding after the occurrence of any of merger, consolidation, conversion or a sale or lease of all or substantially all of our assets with the terms of the New Preferred Stock materially unchanged or, if we are not the surviving entity, is converted into or exchanged for shares of, or options, warrants or rights to purchase or subscribe for shares of, capital stock or other securities having rights, preferences, privileges and voting powers substantially similar, taken as a whole, to those of the New Preferred Stock, the occurrence of such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of the New Preferred Stock; and any increase in the amount of, or the creation or issuance, or increase in the amounts authorized, of any classes or series of stock ranking junior to the New Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of the New Preferred Stock.

Holders of shares of New Preferred Stock will not have any voting rights with respect to, and the consent of the holders of shares of New Preferred Stock is not required for, the taking of any corporate action, including any merger or consolidation involving us or a sale of all or substantially all of our assets, regardless of the effect that such merger, consolidation or sale may have upon the powers, preferences, voting power or other rights or privileges of the New Preferred Stock, except as set forth above.

In addition, the voting provisions above will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required would occur, we have redeemed all outstanding shares of New Preferred Stock.

Listing

The issuance of the New Preferred Stock has been registered with the Securities and Exchange Commission, but the New Preferred Stock will not be listed on any securities exchange and is expected to be illiquid.

The description of the Series D Articles Supplementary contained in this Item 5.03, including the summary description of the rights and preferences of the New Preferred Stock, is qualified in its entirety by reference to the full text of the Articles Supplementary, which is filed as Exhibit 3.3 hereto and is incorporated by reference herein.

Item 8.01	Other Events

In conjunction with the closing of the Exchange Offers, the Company will issue approximately (A) (i)  6,142,213 shares of Common Stock and (ii) 13,823,340 shares of New Preferred Stock in exchange for the shares of Series B Preferred Stock tendered in the Exchange Offer for the Series B Preferred Stock, and (B) (i)  1,188,106 shares of Common Stock, (ii) 950,471 shares of New Preferred Stock, and (iii) 1,425,695 Warrants to purchase the same number of shares of Common Stock in exchange for the shares of Series C Preferred Stock tendered in the Exchange Offer for the Series C Preferred Stock.

In addition, in connection with the petitions (the “Plaintiff Series B Award Motions”) for a court award of attorney’s fees, expenses or other monetary award to be deducted and paid from the Company’s payment of distributions or other payments to the holders of the Company’s Series B Preferred Stock in the matter Curtis J. Timm, et al. v Impac Mortgage Holdings, Inc. et al. (the “Maryland Action”), the Company will deposit, no later than November 2, 2022, approximately (i) 13,311,840 shares of New Preferred Stock and (ii) 4,437,280 shares of the Company’s Common Stock in the custody of a third party custodian or escrow agent (the “Escrow Shares”). The allocation of the Escrow Shares will be made by instruction from the Circuit Court of Baltimore City upon final disposition of all outstanding matters in the Maryland Action, including the Plaintiff Series B Award Motions.

On October 26, 2022, the Company issued a press release announcing the closing of the Exchange Offers. A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

3.1	Articles of Amendment to the Company’s Charter to permit the closing of the Company’s Exchange Offers and make the Series B Preferred Stock redeemable for certain stock consideration, effective October 24, 2022.
3.2	Articles of Amendment to the Company’s Charter to permit the closing of the Company’s Exchange Offers and make the Series C Preferred Stock redeemable for certain stock and warrant consideration, effective October 24, 2022.
3.3	Articles Supplementary to the Company’s Charter designating 8.25% Series D Cumulative Redeemable Preferred Stock, liquidation preference $0.10 per share, par value $0.01 per share, effective October 24, 2022.
4.1	Warrant Agreement with American Stock Transfer & Trust Company, dated October 25, 2022.
4.2	Form of Warrant issued in Exchange Offer for Company’s Series C Preferred Stock (included in Exhibit 4.1).
99.1	Press release issued by Impac Mortgage Holdings, Inc., dated October 26, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL Document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Impac Mortgage Holdings, Inc.
Date: October 26, 2022

	By:	/s/ Joseph Joffrion
	Name:	Joseph Joffrion
	Title:	General Counsel